

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Gavriel Kahane
Managing Partner
Arkhouse Management Co. LP
106 W 56th Street, 17th Floor
New York, NY 10019

> **Re: Arkhouse Management Co. LP**
> **Macy's, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Arkhouse Management Co. LP et al.**
> **Filed February 20, 2024**
> **File No. 001-13536**

Dear Gavriel Kahane:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12

Certain Information Concerning the Participants

1. In written soliciting materials used before a proxy statement is furnished, Rule 14a-12(a)(1)(i) requires the soliciting party to include a description of each participant's direct and indirect interests in the solicitation, or a legend advising where that information can be found. Such interests are not limited to the participant's share ownership in the registrant. See the last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). In future soliciting materials filed pursuant to Rule 14a-12, please include disclosure about the fact that Arkhouse Management recently made a proposal to acquire Macy's, which was rejected.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions